UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  _____________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Foster Wheeler Ltd.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                    G36535139
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                                 (CUSIP Number)

                       John Doyle c/o Foster Wheeler Ltd.,
                           Perryville Corporate Park,
                                Clinton NJ 08809
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2004
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box    .

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------
 CUSIP No. G36535139
----------------------------------------------


--------------- --------------------------------------------------------------
1               Name of Reporting Persons.   I.R.S.Identification Nos. of
                above persons (entities only).

                RAYMOND J. MILCHOVICH
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)

                (b) X
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--------------- --------------------------------------------------------------

3                SEC Use Only
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------

4               Source of Funds (See Instructions)          SC
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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--------------- --------------------------------------------------------------

6               Citizenship or Place of Organization        USA
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----------------------- ------ -----------------------------------------------

  Number of      7      Sole Voting Power        844,522.95
  Shares?
  Beneficially
  Owned by
  Each
  Reporting
  Person
  With
                 ------ ------------------------------------------------------
                 ----- -------------------------------------------------------

                 8      Shared Voting Power
                        0
                 ----- -------------------------------------------------------

                 9      Sole Dispositive Power
                        844,522.95
                 ----- -------------------------------------------------------

                 10     Shared Dispositive Power
                        0
----------------------- ------ -----------------------------------------------
--------------- --------------------------------------------------------------
11              Aggregate Amount Beneficially Owned by Each Reporting Person
                844,522.95
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------
12              Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                2.90%
--------------- --------------------------------------------------------------
14              Type of Reporting Person (See Instructions)

                IN






--------------- --------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D


     This Amendment No. 1 to Schedule 13D amends Schedule 13D filed by the Reporting Person on October 18, 2004.

Item 5 - Interest in Securities of the Issuer

(a) As of October 18, 2004, the Reporting Person beneficially owned 16,848,793 Common Shares of the Issuer, (of which, 1,363,340 represented options to purchase Common Shares that vested, or would have vested within 60 days of such date), which represented 12.92% of the Issuer's Common Shares outstanding as of October 18, 2004. On November 29, 2004, the Issuer's shareholders approved a 1-for-20 reverse stock split, reducing the number of Common Shares beneficially owned by the Reporting Person to 842,439.65 Common Shares. Since October 18, 2004, options to purchase an additional 2,083.3 Common Shares (on a post-reverse split basis) held by the Reporting Person have vested or will vest within 60 days of December 9, 2004, in accordance with the Reporting Person's employment agreement with the Issuer, such that the Reporting Person beneficially owned 844,522.95 Common Shares as of December 9, 2004. Due to the number of Common Shares issued as a result of the conversion of the Issuer's Series B Convertible Preferred Shares since such date, the 844,522.95 Common Shares beneficially owned by the Reporting Person represented approximately 2.90% of the Issuer's Common Shares outstanding as of December 9, 2004.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's Common Shares on or about December 9, 2004. According to a press release issued by the Issuer on December 9, 2004, the number of the Issuer's Common Shares outstanding as of December 9, 2004 was 29,146,318, such that the 844,522.95 Common Shares beneficially owned by the Reporting Person represented approximately 2.90% of the Issuer's Common Shares outstanding as of December 9, 2004.

                                  SCHEDULE 13D



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date
Decemeber 15, 2004

Signature
/s/     RAYMOND J. MILCHOVICH
Name:   Raymond J. Milchovich